June 13, 2016

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE: Application Withdrawal, File Number:  812-14620

Dear Commissioners:

After discussion with the SEC staff, applicants have determined to rely on FAQ # 41 in the May 23, 2016 revisions to "2014 Money Market Fund Reform Frequently Asked Questions," and have so informed the staff.  Applicants are submitting this filing to withdraw application file number 812-14620.

Please contact the undersigned at (319) 355-6115 if you have any questions about this filing.

Sincerely,
__/s/ Karen B. Carpenter_______________
Karen B. Carpenter Assistant Vice President